[Letterhead of Social Capital Suvretta Holdings Corp. I]

July 19, 2022

Via EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jane Park
Christine Westbrook

Re:	Social Capital Suvretta Holdings Corp. I

Registration Statement on Form S-4

File No. 333-262706

Request for Effectiveness

Dear Ms. Park and Ms. Westbrook:

Reference is made to the Registration Statement on Form S-4 (File No. 333-262706) filed by Social Capital Suvretta Holdings Corp. I (the “Company”) with the U.S. Securities and Exchange Commission on February 14, 2022, as amended on April 4, 2022, May 12, 2022, June 10, 2022, June 27, 2022 and July 14, 2022 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on July 21, 2022, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Raaj S. Narayan of Wachtell, Lipton, Rosen & Katz at (212) 403-1349 with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Narayan and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ James Ryans
James Ryans
Chief Financial Officer

cc:	Chamath Palihapitiya, Social Capital Suvretta Holdings Corp. I

W. Edward Martucci, Akili Interactive Labs, Inc.

Jacqueline Studer, Akili Interactive Labs, Inc.

Daniel J. Espinoza, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP

Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz